EXHIBIT 99.2

STANTEC ANNUAL MEETING MAY 10, 2012
Notice of Annual Meeting of Shareholders and
Management Information Circular
March 13, 2012

One Team. Integrated Solutions.

If you are not able to attend the meeting in person, please exercise your right to vote by returning the enclosed form of proxy or voting information form to the address provided on such form so as to arrive no later than 10:30 AM (MDT) on May 8, 2012, or, if the meeting is adjourned, 10:30 AM (MDT) on the second business day before any adjournment.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 11,100 employees operating out of approximately 170 locations in North America and 4 locations internationally. Stantec trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol STN.

Stantec is One Team providing Integrated Solutions.

Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

March 13, 2012

Dear Fellow Shareholder:

On behalf of the Stantec Board of Directors and the rest of the Stantec team, I would like to invite you to attend the annual meeting of shareholders of Stantec Inc. The meeting will be held as follows:

Date:	Thursday, May 10, 2012
Time:	10:30 AM (MDT)
Place:	Art Gallery of Alberta
2 Sir Winston Churchill Square
Edmonton, Alberta

Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived on www.stantec.com under the Investors section.

During the meeting, we will review the Company’s 2011 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the management information circular. Please return the proxy as soon as possible to ensure that your vote is recorded in due time.

Thank you for your continuing support.

Sincerely,

Bob Gomes, P. Eng.

President & CEO

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at the Art Gallery of Alberta, 2 Sir Winston Churchill Square, Edmonton, Alberta, on Thursday, May 10, 2012, at 10:30 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2011, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and authorize the directors to fix the auditor’s remuneration

4.	To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Executive Compensation Overview section of the accompanying management information circular

5.	Transact any other business properly brought before the meeting

The accompanying management information circular contains more information regarding these matters. Stantec’s 2011 audited financial statements are included in the 2011 Financial Review, which is available, free of charge, to shareholders upon request.

The board of directors has fixed the close of business on March 13, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 13, 2012

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 13, 2012

QUESTIONS AND ANSWERS ON VOTING

Q:	Who can go to the meeting?

A:	Anyone who holds common shares of Stantec as of March 13, 2012, which is the record date for the meeting, is entitled to attend the meeting.

Q:	Who can vote at the meeting?

A:	If you hold common shares as of the close of business on March 13, 2012, you have the right to vote at the meeting.

Q:	How many votes am I entitled to?

A:	You are entitled to one vote for each common share you hold.

Q:	What items of business am I voting on?

A:	You are voting on the election of directors, the appointment of auditors and the approval of the Company’s approach to executive compensation.

Q:	How many shareholders do you need to reach a quorum?

A:	A quorum is reached when two shareholders holding validly issued common shares of the Company are present. On March 13, 2012, the Company had 45,613,585 common shares issued and outstanding.

Q:	What percentage of votes is required to approve the items of business?

A:	A majority (over 50 percent) of the votes cast at the meeting are needed for approval.

Q:	Does any shareholder beneficially own 10 percent or more of the outstanding common shares of the Company?

A:	Yes. The Company has been informed that as of December 31, 2011, Fidelity (comprised of Fidelity Management & Research Company; Pyramis Global Advisors, LLC; Pyramis Global Advisors Trust Company; Strategic Advisers Incorporated; FIL Limited and certain of its affiliates) held 5,538,836 common shares (11.78 percent of the voting shares) of the Company.

Q:	Am I a registered shareholder?

A:	You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate or book position.
Q:	Am I a beneficial (nonregistered) shareholder?

A:	You are a beneficial shareholder if your common shares are held in an account in the name of a nominee (for example, a bank; trust company; securities broker; or Manulife Financial or Computershare Trust Company, the trustees for the employee share purchase plan in Canada and the United States, respectively).

Q:	Who is soliciting my proxy?

A:	Stantec’s management is soliciting your proxy, and the costs for doing so are being borne by Stantec. In addition to soliciting proxies by mail, employees may also solicit proxies via telephone or in person. Stantec may, if determined advisable, retain an agency to solicit proxies for Stantec in Canada and in the United States.

Q:	How can I vote if I am a registered shareholder?

A:	You can vote in any of the following ways:
•

Vote in person: Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with Computershare, the Company’s transfer agent and registrar, when you arrive at the meeting.

•	Vote by proxy: Complete your proxy form and return it by mail or delivery, following the instructions on the proxy.

•

Vote by your own appointed proxy: You can appoint someone else to represent you at the meeting. Complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form or complete another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

•

Vote by phone: Call the toll-free telephone number shown on your proxy form, refer to your holder account number and access number (shown on the form), and follow the instructions. Note that you cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy if you vote by phone.

•	Vote by Internet: Visit the website shown on your proxy form. Refer to your holder account number and access number (shown on the proxy form) and follow the online instructions.

Q:	How can I vote if I am a beneficial shareholder?

A:	If you are a beneficial shareholder, you will receive your materials through an investment dealer or other intermediary. Complete and return the forms providing your voting instructions. You should carefully follow your intermediary’s procedures and return instructions to ensure that your shares are voted at the meeting.

Q:	As a beneficial shareholder, can I vote in person at the meeting?

A:	Yes. Insert your own name in the space provided on the voting instruction form sent to you by your nominee and carefully follow the instructions. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with Computershare when you arrive at the meeting.

Q:	How can I vote if I am an employee shareholder?

A:	If you hold shares through the Stantec employee share purchase plan, you can direct the trustee of the plan to vote your employee shares as you instruct. You can give the instructions in the following manner:

•	Vote by the management designated proxy: Complete your proxy form and return it by mail or delivery, following the instructions on the proxy.

•

Vote by phone: Call the toll-free telephone number shown on your proxy form, refer to your holder account number and access number (shown on the form), and follow the instructions. Note that you cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy if you vote by phone.

•	Vote by Internet: Visit the website shown on your proxy form. Refer to your holder account number and access number (shown on the form) and follow the online instructions.

Your employee shares will be voted for or against or withheld from voting only in accordance with your instructions. If your proxy is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted.

Q:	How will my shares be voted if I return my proxy?

A:	By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business according to your instructions. If you have appointed Aram H. Keith or Robert J. Gomes as your proxy and you do not provide them with instructions, they will vote your common shares in favor of 1) electing as a director each person nominated by the Company for the ensuing year, 2) appointing Ernst &Young as auditor for the ensuing year, 3) authorizing the directors to fix the auditor’s remuneration, and 4) the adoption of the non-binding advisory vote on the Company’s approach to executive compensation.

Q:	What happens if there are amendments or variations or other matters brought before the meeting?

A:	The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 13, 2012, neither the directors nor the executive officers of the Company are aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Q:	What is the deadline to receive my proxy?

A:	Whichever voting method you choose to vote, your proxy must be received before 10:30 AM (MDT) on May 8, 2012. If the meeting is adjourned or postponed, the proxy must be signed and received before 10:30 AM (MDT) on the second business day before the adjourned meeting.

Q:	What if I change my mind?

A:	If you are a registered shareholder, you may revoke your proxy, after you or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada, by delivering a duly executed proxy with a later date by paper, telephone, or Internet, any time prior to 10:30 AM (MDT) on May 8, 2012, or if the meeting is adjourned, by 10:30 AM (MDT) on the second business day before the adjourned meeting. You may also use a form of revocation of proxy or other instrument signed by you or your attorney (authorized in writing) and deliver it to the Company’s registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement or to the chair of the meeting before the start of the meeting or before any adjournment or postponement.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account. However, you are subject to the same time constraints as registered shareholders, as noted above. If you are an employee shareholder and you have voted by submitting your voting instruction form, you may revoke it by delivering a duly executed proxy with a later date by paper, telephone, or Internet or a form of revocation of voting instruction form, no later than 10:30 AM (MDT) on May 8, 2012, or if the meeting is adjourned, by 10:30 AM (MDT) on the second business day before the adjourned meeting.

BUSINESS OF THE MEETING

1.	Report of Management and Consolidated Financial Report

The report of management and the audited consolidated financial statements for the year ended December 31, 2011, including management’s discussion and analysis, are contained in our 2011 Financial Review. Shareholders who have requested a copy of the 2011 Financial Review will receive it by mail. If you did not request a copy, you may view the financial review online at www.stantec.com or at www.sedar.com, or you may obtain a copy upon request to Stantec’s corporate secretary at 10160 – 112 Street, Edmonton, Alberta T5K 2L6.

2.	Election of Directors

Nine directors will be elected at the meeting. All the listed nominees are currently directors, and all the current directors’ appointments will expire at the meeting.

Unless otherwise instructed, the management representatives designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 9.

Majority Voting for Directors

In November 2007, the board reviewed and adopted a majority voting policy on the recommendation of the Corporate Governance and Compensation Committee. Under this policy, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and recommend to the board whether or not to accept it. The board expects that resignations will be accepted unless there are exceptional circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed with the Canadian Securities Administrators (CSA).

3.	Appointment of Auditor

It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as our auditor for the 2012 fiscal year. Unless instructed otherwise, the management representatives designated in the form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as our auditor to hold office until the close of the next annual shareholders’ meeting and to authorize our directors to set Ernst & Young LLP’s remuneration for the year. Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2011 and 2010, were as follows:

Category	Note	2011	2010

Audit Fees	1	$1,104,000	$1,075,000
Audit-Related Fees	2	169,000	574,000
Tax Fees	3	807,000	628,000

Total		$2,080,000	$2,277,000

1. Audit Fees—Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements

2. Audit-Related Fees—Assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”

3. Tax Fees—Professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice and due diligence relating to potential business acquisitions

4.	Non-binding Advisory Vote on Executive Compensation

The purpose of the “Say on Pay” advisory vote is to provide appropriate director accountability to the shareholders of the Company for the board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While shareholders will provide their collective advisory vote, the directors of the company remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by shareholders.

Unless otherwise instructed, the management representatives designated in the form of proxy intend to vote for the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2012 annual meeting of shareholders.

As this is an advisory vote, the results will not be binding upon the board; however, the board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures, and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters.

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a majority or a significant number of shareholders oppose the resolution, the chair of the board will oversee the process to understand shareholder concerns. The Corporate Governance and Compensation Committee will review the results of the process and if it considers appropriate, make recommendations to the board. The board will disclose to shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the process undertaken to address shareholder concerns with respect to executive compensation and the resulting changes.

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

Our management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual meeting or until a successor is duly elected or appointed.

The number of common shares and deferred share units held by each of the directors as described below is as of March 13, 2012. The value of the common shares and deferred share units described for each of the directors is calculated based upon the closing price of our common shares on March 13, 2012.

Douglas K. Ammerman is a retired partner with KPMG. Mr. Ammerman was with KPMG for almost 30 years, and during that time he served as the national practice partner, the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a Master’s in Business Taxation from the University of Southern California, as well as a Bachelor of Arts with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president of the Pacific Club and director emeritus and served in the Reagan Administration as Special Assistant to the Secretary of Interior. He currently serves on the board of directors of Fidelity National Financial, William Lyon Homes, and El Pollo Loco, and serves on the advisory board of governors for the Balboa Bay Club.

	Stantec Board/Committee			Attendance	Attendance Total
Membership
	Board of Directors			2 of 8	100%[1]
	Audit and Risk			1 of 4	100%[1]
Douglas K. Ammerman
Age: 60	Other Board Memberships				Other Board Committee Memberships
Laguna Beach,
California	Fidelity National Financial, Inc. (NYSE – FNF)				Audit
United States	William Lyon Homes Inc.				Audit
Director since 2011	El Pollo Loco, Inc.				Audit
Independent
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
					Requirement	Requirement?

	1,900	$58,292	2,400	$73,632	$200,000	Yes[2]

[1]	Mr. Ammerman joined Stantec’s board of directors on September 1, 2011. Subsequent to his appointment, he attended all board and Audit and Risk Committee meetings.
[2]	Mr. Ammerman has five years from the date of his appointment to the board of directors in which to satisfy the $200,000 minimum equity requirement.

Robert J. Bradshaw is a professional engineer with a diverse background in the manufacturing, oil, consulting engineering, and nuclear industries, as well as in power generation and government service. Mr. Bradshaw is currently retired and is a director for one charity.

	Stantec Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			8 of 8	100%
	Corporate Governance and Compensation			4 of 5	100%[1]
	Audit and Risk			3 of 4	100%[2]

	Other Board Memberships				Other Board Committee Memberships
Robert J. Bradshaw	-
Age: 64
Toronto, Ontario	Securities Held
Canada	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
Director since 1993					Requirement	Requirements?
Independent
	110,000	$3,374,800	28,000	$859,040	$200,000	Yes

[1]	Mr. Bradshaw ceased to be a member of the Corporate Governance and Compensation Committee on May 12, 2011. Prior to his departure, he attended all committee meetings.
[2]	Mr. Bradshaw joined the Audit and Risk Committee on May 9, 2011. Subsequent to his appointment, he attended all committee meetings.

David L. Emerson, PC,OBC is a corporate director, public policy advisor, and senior advisor to CAI Managers, a private equity fund. Nationally, he has held senior positions with the Government of Canada, including the positions of Minister of Foreign Affairs, Minister of International Trade with responsibility for the Asia Pacific Gateway Initiative and the 2010 Vancouver Olympics, and Minister of Industry. In British Columbia, Mr. Emerson was the Province’s Deputy Minister of Finance, Secretary to Treasury Board, Deputy Minister to the Premier and Secretary to Cabinet. His leadership roles in the private sector included: president and CEO of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and CEO of Canadian Western Bank. Mr. Emerson is currently board chair of TimberWest Forest Corporation and serves on the board of directors of Finning International Inc. and Postmedia Network Inc. In addition, Mr. Emerson is co-chair, Prime Minister’s Advisory Committee on the Public Service, and a member of China Investment Corporation International Advisory Council. Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy. Mr. Emerson holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University.
David L. Emerson,
PC	Stantec Board/Committee			Attendance	Attendance Total
Age: 66	Membership
Vancouver, British
Columbia	Board of Directors			8 of 8	100%
Canada	Audit and Risk Committee			4 of 4	100%
Director since 2009
Independent	Other Board Memberships				Other Board Committee Memberships

	Finning International Inc. (TSX-FTT)				Governance (Chair); Audit; Pension
	Timberwest Forest Corporation (TSX-TWF)				Board of Directors, Chair
	Postmedia Network Inc. (TSX-PCN.A)				Governance & Nominating; Audit

Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
					Requirement	Requirements?

	5,000	$153,400	9,600	$294,528	$200,000	Yes

Dr. Delores M. Etter joined the Electrical Engineering faculty at Southern Methodist University (SMU) on June 2, 2008. She holds a Texas Instruments Distinguished Chair in Engineering Education, and is Director of the Caruth Institute for Engineering Education. She also holds a joint appointment in the Computer Science Department, and is a Senior Fellow of the John Goodwin Tower Center for Political Studies. Dr. Etter previously held the Office of Naval Research Distinguished Chair in the Electrical/Computer Engineering Department at the United States Naval Academy, where she was a faculty member from 2001 to 2008. She was also formerly a member of the Electrical/Computer Engineering Department at the University of Colorado and the University of New Mexico, as well as a Visiting Professor in the Information Systems Laboratory at Stanford University. She has held two senior executive positions in the Department of Defense, including Assistant Secretary of the Navy for Research, Development, and Acquisition and Senior Acquisition Executive for the Navy and Marine Corps. Dr. Etter also served as the Deputy under Secretary of Defense for Science and Technology from 1998 through 2001. Dr. Etter is a member of the National Academy of Engineering and a Fellow of the Institute of Electrical and Electronic Engineers (IEEE), the American Association for the Advancement of Science (AAAS), and the American Society for Engineering Education (ASEE).

	Stantec Board/Committee Membership			Attendance	Attendance Total

Delores M. Etter Age: 64 Dallas, Texas United States Director since 2011 Independent	Board of Directors			2 of 8	100%[1]
	Corporate Governance and Compensation			1 of 5	100%[1]
	Other Board Memberships				Other Board Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)				Strategy; Compensation
	Lord Corporation				Strategy; HR
	Argon ST, Inc.				Compensation; Corporate Governance
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
					Requirement	Requirement?[2]

	0	$0	2,400	$73,632	$200,000	Yes

[1]

Dr. Etter joined Stantec’s board of directors and was appointed to the Corporate Governance and Compensation Committee on September 1, 2011. Subsequent to her appointment, she attended all board and Corporate Governance and Compensation Committee meetings.

[2]	Dr. Etter has five years from the date of her appointment to the board of directors in which to satisfy the $200,000 minimum equity requirement.

Anthony P. Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and chief executive officer from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three other public companies.

	Stantec Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			8 of 8	100%
	Other Board Memberships				Other Board Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)				Executive; Chair, Compensation;
Nominating & Corporate Governance
Anthony (Tony) P.	ZCL Composites Inc. (TSX-ZCL)				Governance & Compensation; Chair,
Franceschini					Safety, Health & Environmental
Age: 61	Aecon Group Inc. (TSX-ARE)				Audit
Edmonton, Alberta
Canada	Securities Held
Director since 1994	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
Not Independent					Requirements	Requirements?

	185,342	$5,686,293	9,600	$294,528	$200,000	Yes

Robert (Bob) J. Gomes joined Stantec in 1988 as an urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over the 23 years he has been with Stantec, he has held many different roles that have become progressively more senior in their scope and responsibility. His career with Stantec has spanned many of our practice areas and involved both operational and practice positions.

	Stantec Board/Committee			Attendance	Attendance Total
Membership
	Board of Directors			8 of 8	100%
	Other Board Memberships				Other Board Committee Memberships
Robert J. Gomes
Age: 57	Edmonton Economic Development Corporation				-
Edmonton, Alberta
Canada	Securities Held
Director since 2009	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
Not Independent					Requirement	Requirements?

	81,317	$2,494,806	40,167	$1,232,324	$1,162,514[1]	Yes

[1]

Mr. Gomes, as chief executive officer, has a target equity ownership level calculated as 3.1 times base salary. Complete details as to Mr. Gomes’s compensation in his capacity as chief executive officer are disclosed below.

Susan E. Hartman Age: 61 Evergreen, Colorado United States Director since 2004 Independent

Susan E. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management.

	Stantec Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			8 of 8	100%
	Corporate Governance and Compensation (Chair)			3 of 5	100%[1]
	Audit and Risk			2 of 4	100%[2]

	Other Board Memberships				Other Board Committee
Memberships

	Electri-Cord Manufacturing Co.				-
	Pierce Industries, LLC				-
	Donan Engineering Co., Inc.				-
	Annese & Associates, Inc.				-
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
					Requirement	Requirements?

	4,650	$142,662	24,000	$736,320	$200,000	Yes

[1]	Ms. Hartman joined the Corporate Governance and Compensation committee as chair on May 12, 2011. Subsequent to her joining the committee, she attended all committee meetings.
[2]	Ms. Hartman left the Audit and Risk Committee on May 12, 2011. Prior to her departure, she attended all committee meetings.

Aram H. Keith Age: 67 Irvine, California United States Director since 2005 Independent

Aram H. Keith cofounded The Keith Companies, Inc. in March 1983 and served as its chief executive officer and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to include 17 offices and over 850 employees. Under Mr. Keith’s leadership, the firm also won many major awards for its outstanding projects. In
2005, he was named an Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering News magazine. Mr. Keith has been a licensed civil engineer since 1972, having earned a bachelor of science in civil engineering from California State University at Fresno.
Now retired, he serves on several nonprofit boards and is very active in various philanthropic endeavors.

	Stantec Board/Committee Membership			Attendance	Attendance Total
	Board of Directors (Chair)			8 of 8	100%
	Corporate Governance and Compensation			5 of 5	100%[1]
	Audit and Risk			3 of 4	100%[2]

	Other Board Memberships				Other Board Committee Memberships

	-				-
Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
					Requirement	Requirements?
	153,162	$4,699,010	13,600	$417,248	$200,000	Yes

[1]

Mr. Keith was a member of the Corporate Governance and Compensation Committee up to the time he became chair of the board of directors. Subsequent to his becoming chair, he attended the committee meetings in an “ex officio” capacity.

[2]

Mr. Keith was invited to join the May 9, 2011, Audit and Risk Committee meeting. Subsequent to his becoming chair of the board of directors, he attended the committee meetings in an “ex officio” capacity.

Ivor M. Ruste Age: 56 Calgary, Alberta Canada Director since 2007 Independent

Ivor M. Ruste joined the board of Stantec in February 2007. Mr. Ruste is currently executive vice president and chief financial officer of Cenovus Energy Inc. (a Canadian oil company) headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a fellow chartered accountant. During the period from May
2006 to November 2009, Mr. Ruste worked at EnCana Corporation and, prior to joining Cenovus, was executive vice president, corporate responsibility & chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the
Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and the Alberta regional managing partner and vice chair of the KPMG Canada board of directors. Mr. Ruste has been active in numerous other business, community, and professional endeavors.

	Stantec Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			8 of 8	100%
	Corporate Governance and Compensation			3 of 5	100%[1]
	Audit and Risk (Chair)			4 of 4	100%

	Other Board Memberships				Other Board Committee Memberships

	-				-
	Securities Held
	Common Shares	Value	DSUs	Value	Minimum Equity	Meeting
					Requirement	Requirement?
	2,500	$76,700	16,800	$515,424	$200,000	Yes

[1]	Mr. Ruste joined the Corporate Governance and Compensation Committee on May 12, 2011. Subsequent to his joining the committee, he attended all committee meetings.

The following table indicates which directors serve on the same board and committees of another reporting issuer. The board is of the view that these interlocking directorships do not adversely impact the effectiveness of these directors on the Company’s board:

Company	Director	Interlocking Committee Memberships

Esterline Technologies Corporation	Delores M. Etter Anthony (Tony) P. Franceschini	Compensation Compensation

Board of Directors Skills Matrix

We believe that a board with a broad mix of skills is better able to oversee the wide range of issues that arise in a company of our size and complexity. The matrix below shows the board’s mix of experience in 11 categories that are important to our business. It also shows which skills the board would ideally possess and which will be considered when we are recruiting new directors and making changes to our board. We base the skills matrix on each director’s relevant experience and expertise in each area on a scale of 0 to 5, 0 being no background in the area, 4 being considered skilled in the area with current relevant experience, and 5 being considered an expert in the area with current relevant experience.

Skill/Experience Description	Number of Nominee Directors with Skilled or Expert Application
Managing or Leading Growth	9
Financial Literacy	7
Senior Officer or CEO Experience	9
Industry Experience in Stantec’s Fields	6
Government Affairs (Canadian or US)	5
International Business	7
Service on Public Company Boards	8
Executive Compensation	9
Capital Structuring and Capital Markets	6
Corporate Governance	9
Risk Management and Risk Mitigation	8

In 2011, Stantec’s board responded to the retirement of its former board chair, Ron Triffo, and the resignation of Paul Cellucci with the addition of two new board members, Doug Ammerman and Delores Etter. The Corporate Governance and Compensation Committee used the above skills matrix in its search for new board candidates and assessment of these candidates. Its goal was to fill the vacancies with candidates who would both replace key skills brought to the board by Mr. Triffo and Mr. Cellucci, and address existing gaps in the overall skills of our board members that were considered a high priority of the board.

BOARD OF DIRECTORS—COMMITTEE REPORTS

Report of the Audit and Risk Committee

The committee members are Ivor Ruste, chair; Douglas Ammerman; Robert Bradshaw; and David Emerson.

The mandate of the Audit and Risk Committee is to oversee the quality, integrity, and timeliness of Stantec’s financial reporting; internal controls, including internal control over financial reporting and disclosure controls and procedures; risk management systems; internal audit function; and compliance with legal and regulatory requirements. The committee also reviews and assesses the qualifications, independence, and performance of the external auditors. The Audit and Risk Committee Terms of Reference can be found in our annual information form dated February 23, 2012.

The board has determined that each member of the Audit and Risk Committee is “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws and exchange rules and that each of Ivor Ruste, David Emerson and Douglas Ammerman is an “Audit Committee Financial Expert” as such term is defined under the U.S. Securities and Exchange Commission rules.

The Audit and Risk Committee met four times in 2011 and, in accordance with its charter and internal workplan, accomplished the following

Financial Reporting

Ö	Reviewed and recommended for approval by the board the consolidated financial statements, management’s discussion and analysis, financial press releases, and annual information form on an annual basis
Ö	Reviewed and approved the consolidated financial statements, management’s discussion and analysis, and financial press releases on a quarterly basis
Ö

Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to Stantec’s financial reporting, and the disclosure of critical accounting policies

Ö	Reviewed with management on a quarterly basis the indicators of impairment to the Company’s goodwill
Ö	Received updates on the implementation of International Financial Reporting Standards (IFRS) and the implications of IFRS for Stantec’s financial reporting, financial systems, and statements
Ö	Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting and Disclosure Controls and Procedures and Internal Audit

Ö

Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404. The president and chief executive officer and the chief financial officer continue to certify Stantec’s annual and interim filings, which include the consolidated financial statements, management’s discussion and analysis, and annual information form, as required under requirements adopted by the Canadian Securities Administrators and as required by SOX.

Ö	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and under requirements adopted by the CSA
Ö	Reviewed and approved the internal audit plan
Ö	Examined the reports of the internal auditor concerning the effectiveness of internal control
Ö

Received annual evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company

Ö	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings
Ö	Received the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

External Auditors—The “Shareholders’ Auditors”

Ö	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor
Ö	Reviewed the external auditor’s annual client services plan
Ö	Evaluated the external auditor’s performance
Ö	Reviewed and approved proposed external audit fees for the year
Ö

Reviewed and discussed the quarterly and annual financial statements reports from the external auditor as well as reports outlining all relationships between the external auditor and Stantec to confirm the independence of the external auditor

Ö	Approved all audit and preapproved all non-audit services provided by the external auditor
Ö	Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

Ö

Focused on reviewing the risks Stantec faced in 2011 in the context of changing economic and risk environments. The committee reviewed presentations from management on Stantec’s principal risks as well as those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures

Ö

In conjunction with the board strategy session, reviewed significant credit and market risk exposures, industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies

Ö

Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives

Ö

Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and chief executive officer

Ö	Completed reviews of management’s risk assessments required for all the major acquisitions approved by the board during the year
Ö	Reviewed Stantec’s methods for identifying, evaluating and anticipating principal risks
Ö	Reviewed the impact of the Company’s capital structure on its current and future profitability
Ö	Reviewed the disclosure regarding risk and risk factors in Stantec’s management’s discussion and analysis and annual information form

Other Matters

Ö	Reviewed and revised the Audit and Risk Committee Terms of Reference and workplan
Ö

Reviewed whistleblower procedures, which allow officers and employees to report potential violations of Stantec’s Code of Conduct or concerns relating to accounting, internal accounting controls, or auditing matters on a confidential and anonymous basis

Ö	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process
Ö	Reviewed a quarterly report from the chief financial officer regarding use of the Company’s private aircraft

Additional information regarding the Audit and Risk Committee and its members and the text of the Audit and Risk Committee Terms of Reference may be found in our annual information form dated February 23, 2012, filed on SEDAR at www.sedar.com and on our website at www.stantec.com. You may also contact Stantec for a copy of the terms of reference free of charge.

Report of the Corporate Governance and Compensation Committee

The committee members are Susan Hartman, chair; Delores Etter (missing from photo); and Ivor Ruste.

The mandate of the Corporate Governance and Compensation Committee is to

1.     Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

2.     Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

3.     Review the compensation levels of the members of the executive leadership team and the board of directors, evaluate the performance and compensation of the chief executive officer, and consider succession planning for the chief executive officer position and such other senior management positions as the committee wishes to include

Each member of the Corporate Governance and Compensation Committee has been determined by the board to be “independent” as such term is defined under applicable Canadian and US securities laws. Each individual also brings their own direct, relevant experience to carry out the committee’s executive compensation responsibilities. Sue Hartman provides consulting expertise in compensation practices and policies to her clients on a regular basis through her management consulting firm, The Hartman Group. Sue also has over five years of experience as a member of Stantec’s Corporate Governance and Compensation Committee prior to assuming the role of chair, bringing the benefit of her knowledge of the evolution of Stantec’s compensation practices. Delores Etter serves on the compensation committees of a number of public and private company boards of directors, and has recently attended the Directors’ Consortium program of courses, which included sessions on executive compensation practices directed at compensation committee members. In his role as chief financial officer of Cenovus Energy Inc., Ivor Ruste is involved in several aspects of compensation strategies for key management at a large public company. His past board experience included participation on two compensation and human resources committees and Ivor stays abreast of current executive compensation matters through attendance at educational sessions for directors of company’s on the subject matter.

2011 was a year of reorganization for the Corporate Governance and Compensation Committee. Sue Hartman spent a year as a member of the board’s Audit and Risk Committee, and returned to the Corporate Governance and Compensation Committee as its chair in May. Ivor Ruste, who continues to serve as chair of the Audit and Risk Committee, joined as a member. Following the resignation of Paul Cellucci, Delores Etter joined as a member, bringing a fresh perspective as a new board member to Stantec. By implementing an overlapping membership with the Audit and Risk Committee, as well as maintaining a balance of long-term board members and experienced new additions, the Corporate Governance and Compensation Committee has, in the board’s view, the skills and experience necessary to ensure appropriate oversight and management of Stantec’s governance and executive compensation practices.

The Corporate Governance and Compensation Committee met five times in 2011 and, in accordance with its terms of reference and internal workplan, accomplished the following

Corporate Governance Process Review

Ö	Reviewed corporate policies and procedures for each of the following key governance areas:
¡	Corporate strategy and strategic planning
¡	Annual budgeting
¡	Identification of principal business risks and systems for managing such risks
¡	Chief executive officer and senior management succession planning
¡	Corporate communications
¡	Corporate internal controls and management information systems
Ö	Reviewed all board-approved policies and reported thereon to the board of directors
Ö	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the chief executive officer, and the chair of each committee
Ö	Ensured that each committee reviewed its terms of reference and updated these terms as required
Ö

Received regular updates from management and corporate counsel on current corporate governance issues, including say-on-pay advisory votes, changes to best practices in executive compensation, and legislative reform initiatives in Canada and the United States

Ö	Reviewed compliance with senior executive and chief executive officer share ownership guidelines

Board of Directors Governance

Ö	Determined the criteria, profile, and qualifications for new nominees to fill vacancies on the board
Ö	Led the process to identify, interview, and successfully introduce two new members to the board
Ö	Oversaw the creation and delivery of the orientation program for the two new board members
Ö	Ensured that an appropriate continuing education program was in place for current directors
Ö	Oversaw the transition process for the change in the chair of the board of directors
Ö	Conducted the annual board of directors assessment and individual director assessment process
Ö	Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee
Ö	Set the number of directors and the membership of committees for the year for recommendation to the board of directors
Ö	Reviewed director compliance with share ownership guidelines

Compensation Matters

Ö	Reviewed the adequacy and form of compensation of directors and made recommendations thereon to the board of directors
Ö	Reviewed the compensation policy for outside directors and confirmed the deferred share units to be issued
Ö	Reviewed the chief executive officer’s compensation package
Ö	Reviewed the Company’s executive compensation package and its related policies
Ö	Reviewed and approved the chief executive officer’s recommendations for 2012 compensation for the Company’s executive leadership team
Ö	Reviewed and approved the issuance of restricted share units to the executive leadership team
Ö	Reviewed and approved the 2011 option grant to the executive leadership team

Performance Review and Succession Planning

Ö	Developed annual performance objectives for the chief executive officer for 2012
Ö	Reviewed the performance of the chief executive officer on a quarterly basis against his 2011 objectives in an in camera session with the chief executive officer
Ö	Reviewed the chief executive officer succession planning measures and developed both an emergency plan and a strategic long-term plan for chief executive officer succession
Ö	Reviewed the chief executive officer’s succession plans for the executive leadership team

Additional information regarding the Corporate Governance and Compensation Committee and its members and the text of the Corporate Governance and Compensation Committee Terms of Reference may be found on our website at www.stantec.com. You may also contact Stantec for a copy of the terms of reference free of charge.

2011 DIRECTOR COMPENSATION

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for reviewing the adequacy and form of compensation of the directors and the chair of the board to ensure the compensation is competitive and realistically reflects the responsibilities and risks involved in being an effective director. Effective in fiscal 2004, we discontinued the practice of granting options to directors under our employee share option plan.

Director compensation is composed of two elements: (1) chair retainers and board member fees and (2) deferred share units. We believe this combination of elements strikes the correct balance between a fixed, short-term incentive that compensates our board members for their time and an added long-term incentive that increases the alignment of our directors’ interests with those of our shareholders. We also compensate our directors for reasonable out-of-pocket expenses and travel fees.

The board of directors does not believe that it is necessary to compensate the chief executive officer for his service on the board of directors beyond the compensation he receives for his service as the chief executive officer of the Company. Therefore, Mr. Gomes does not receive a fee for attending any of the board or committee meetings, nor does he receive an allotment of deferred share units for his service as a director. Mr. Gomes’s entire executive compensation is fully disclosed under our executive compensation overview section.

Retainers and Fees

Below is a breakdown of the various retainers paid to our directors:

	Board Retainer	Chair Retainer	Committee Retainer	Board Attendance Fees	Committee Attendance Fees	Other Fees	Total
Ronald Triffo	-	$28,556[1]	-	$7,200	$7,200	-	$42,956
Douglas K. Ammerman[2]	-	-	-	$3,600	$1,800	-	$5,400
Robert J. Bradshaw	-	$2,200[3]	-	$14,400	$12,600		$29,200
Paul Cellucci[4]	-	-	-	$3,600	$3,600	-	$7,200
David L. Emerson	-	-	-	$14,400	$7,200	-	$21,600
Delores M. Etter[5]	-	-	-	$3,600	$1,800	-	$5,400
Anthony P. Franceschini	-	-	-	$14,400	$1,800	-	$16,200
Robert J. Gomes	-	-	-	-	-	-	-
Susan E. Hartman	-	$5,711[3]	-	$14,400	$9,000	-	$29,111
Aram H. Keith	-	$46,443[1]	-	$14,400	$14,400	-	$75,243
Ivor M. Ruste	-	$12,000	-	$14,400	$12,600	-	$39,000

[1]

Mr. Triffo retired as chair of the board on May 12, 2011. Aram H. Keith assumed the chair position subsequent to the May 12, 2011 annual meeting at a retainer of $18,750 per quarter. The chair retainer for the second quarter of 2011 was prorated between Mr. Triffo and Mr. Keith for the time period they each served as chair of the board of directors. Mr. Triffo received a chair retainer of $75,000 per year paid bi-weekly. The chair retainer payments to Mr. Triffo ceased on May 12, 2011.

[2]	Mr. Ammerman joined Stantec’s board of directors on September 1, 2011.
[3]

On May 12, 2011, Mr. Bradshaw ceased to be chair of the Corporate Governance and Compensation Committee. Susan E. Hartman was appointed chair on this date. The chair fee was pro-rated between Mr. Bradshaw and Ms. Hartman in the following manner: Mr. Bradshaw received the chair fee for the period April 1 – May 11 based on the chair fee of $1,500 which prorated equals $675. Mr. Bradshaw was paid for one day – May 12 – prorated for the chair fee of $2,250 which equals $24. Consequently, Mr. Bradshaw received a chair fee of $700. Ms. Hartman received a chair fee for the period May 13 to June 30, based on the new fee of $2,250, for a chair fee of $1,211.

[4]	Mr. Cellucci resigned from Stantec’s board of directors on May 16, 2011.
[5]	Ms. Etter joined Stantec’s board of directors on September 1, 2011.

Description of Fee	Amount
Annual retainer	None
Board meeting fee	$1,800 per meeting
Committee meeting fee	$1,800 per meeting
Chair retainers:
Chair of the board	$18,750 per quarter[1]
Audit and Risk Chair	$3,000 per quarter
Corporate Governance and Compensation Chair	$2,250 per quarter[2]

[1]	The chair fee prior to May 12, 2011, was $75,000 per year.
[2]	The chair retainer for the Corporate Governance and Compensation Committee increased from $1,500 to $2,250 per quarter beginning on May 12, 2011.

Deferred Share Units

Each outside director (i.e., all directors other than Robert J. Gomes) is entitled to 800 deferred share units per quarter that they serve on the board. Each deferred share unit has the same value as one of our common shares. Deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. The total compensation for 2011 under nonequity incentive plan compensation referred to below includes the values of the directors’ deferred share units granted within the 2011 calendar year valued as of the grant date. Deferred share units cannot be exercised until the death or retirement of a director, upon which the value of a director’s deferred share units are paid in cash (reduced by the amount of applicable withholding taxes). Each deferred share unit will be valued as the weighted average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director. Deferred share units are granted on the first day of the subsequent quarter of the previous period, and once granted, the number of deferred share units will not be adjusted even if the director dies or retires in the quarter to which a grant of deferred share units relates. The number of deferred share units held by directors and the number of deferred share units to which directors are entitled will be appropriately adjusted for any change in our outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

On February 15, 2012, Stantec declared its first quarterly dividend. Concurrent with the adoption of a dividend policy and the declaration of the dividend, the board amended the deferred share units policy to provide that each unit holder shall be credited with additional deferred share units equal to the aggregate amount of dividends that would have been paid to the unit holder if the deferred share units granted, but unexercised, held by the unit holder on the record date of the dividend had been Stantec common shares on the date which Stantec paid the dividend.

The Corporate Governance and Compensation Committee annually reviews the adequacy and form of compensation of the directors and the chairs of the board and its committees to ensure the compensation realistically reflects to responsibilities and risks involved in being an effective director.

Total Directors’ Compensation

The complete directors’ compensation package for the financial year ended December 31, 2011, is as follows:

	Compensation for 2011[1]

	Fees Earned	Share- Based Awards (DSU)	Option- Based Awards	Nonequity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Ronald Triffo	$42,956	$440,064[2]	-	-	$428[3]	$1,977[4]	$485,425
Douglas K. Ammerman	$5,400	$37,376	-	-	-	-	$42,776
Robert J. Bradshaw	$29,200	$86,552	-	-	-	-	$115,752
Paul Cellucci	$7,200	$185,984[5]	-	-	-	-	$193,184
David L. Emerson	$21,600	$86,552	-	-	-	-	$108,152
Delores M. Etter	$5,400	$37,376	-	-	-	-	$42,776
Anthony P. Franceschini	$16,200	$86,552	-	-	-	-	$102,752
Susan E. Hartman	$29,111	$86,552	-	-	-	-	$115,663
Aram H. Keith	$75,243	$86,552	-	-	-	-	$161,795
Ivor M. Ruste	$39,000	$86,552	-	-	-	-	$125,552

[1]

Mr. Gomes does not receive any fees or deferred share units for attending board meetings. Since Mr. Gomes is a named executive officer, his entire executive compensation is fully disclosed under our executive compensation overview section.

[2]

Represents the value of the previously granted deferred share units at payout for service rendered by Mr. Triffo through to his retirement date. This total includes $61,088 Mr. Triffo received in deferred share units in the first two quarters of 2011.

[3]	Represents payments to Mr. Triffo’s registered retirement savings/employee share purchase plan.
[4]	Mr. Triffo’s employer-paid benefits.
[5]

Represents the value of the previously granted deferred share units at payout for service rendered by Mr. Cellucci through to his cessation date. This total includes $76,864 Mr. Cellucci received in deferred share units in the first two quarters of 2011.

Outstanding Option-Based and Share-Based Awards for Directors

Our directors do not receive option-based awards for their service as directors of the Company; however, while Mr. Franceschini served as the Company’s president and chief executive officer from June 1, 1998, until his retirement on May 14, 2009, he received stock options as part of his executive compensation. The table below reflects Mr. Franceschini’s holdings as of December 31, 2011. With respect to the deferred share units awarded to our outside directors, all grants vest immediately upon issuance.

		Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercis ed In-the- Money Options[1]	Number of Shares or Units of Shares That Have Not Been Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share Based Awards Not Paid Out or Distributed ($)[1]
Ronald Triffo	-	-	-	-	-	-	$0[2]
Douglas K.	-	-	-	-	-	-	$44,112
Ammerman
Robert J. Bradshaw	-	-	-	-	-	-	$749,904
Paul Cellucci	-	-	-	-	-	-	$0[2]
David L. Emerson	-	-	-	-	-	-	$242,616
Delores M. Etter	-	-	-	-	-	-	$44,112
Anthony P.	60,000	$12.17	January 3, 2013	$924,000	-	-	$242,616
Franceschini	60,000	$13.55	January 3, 2013	$841,200	-	-
Susan E. Hartman	-	-	-	-	-	-	$639,624
Aram H. Keith	-	-	-	-	-	-	$352,896
Ivor M. Ruste	-	-	-	-	-	-	$441,120

[1]	The closing price of Stantec shares of $27.57 as of December 31, 2011, was used for the purpose of calculating the aggregate value.
[2]	Mr. Triffo and Mr. Cellucci were fully paid out their DSU allotments following their retirement/resignation from the board. See director total compensation table on page 19 for values.

Director Equity Ownership

We encourage our directors to have an equity position in Stantec. Under the board’s director ownership guideline adopted at the November 2, 2007, board of directors’ meeting, a director is required to own $200,000 in equity either in the form of deferred share units or common shares or some combination of both within five years of becoming a director. Each of our current directors either owns $200,000 in equity or is within the prescribed prior timetable to obtain such ownership.

Age and Term Limits

The board of directors does not believe it should establish term limits. Although having term limits could help ensure fresh ideas and viewpoints on the board, it poses the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into our operations and, therefore, provide an increasing contribution to the board as a whole.

As an alternative to term limits, the Corporate Governance and Compensation Committee, in consultation with the chair of the board and the chief executive officer of the Company, will review each director’s continuation on the board once a year. This will also give each director the opportunity to confirm his/her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding the retirement age of directors, it believes that once a director reaches the age of 72 his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board of directors as a whole.

Upon retirement or resignation from the board of directors, a director is not entitled to, nor receives, any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of his or her deferred share units.

EXECUTIVE COMPENSATION OVERVIEW

The following is the Corporate Governance and Compensation Committee’s report on executive compensation.

Compensation Discussion and Analysis

This compensation discussion and analysis describes the elements of compensation earned by each member of Stantec’s executive leadership team, which is made up of the chief executive officer, chief financial officer, chief operating officer, practice area unit leaders, and regional operating unit leaders. The compensation of Stantec’s named executive officers in 2011 is included in this discussion since all the named executive officers were part of Stantec’s executive leadership team in 2011. For 2011, our named executive officers were:

•	Robert J. Gomes, President & CEO
•	Daniel J. Lefaivre, Senior Vice President & CFO
•	Richard K. Allen, Senior Vice President & COO
•	Valentino DiManno, Senior Vice President
•	W. Paul Allen, Senior Vice President

Compensation Objectives and Philosophy

The Corporate Governance and Compensation Committee (the “committee”) and management believe that our compensation package should help recruit, retain and motivate the employees that Stantec will depend on for its current and future success. The committee and management also believe that the proportion of at-risk, performance-based compensation should rise as an employee’s level of responsibility increases. The overall objectives of Stantec’s executive compensation program are to

•	Attract top talent—Our compensation program should attract, retain, and motivate top executives who will contribute to our long-term success.
•	Motivate and reward—Total compensation for an executive should be tied to the achievement of short- and long-term financial and strategic objectives.
•

Take a One Team approach—Members of our executive leadership team are expected to work together to contribute to the success of the Company as a whole. Our compensation program should reward both individual and Company-wide achievement of objectives.

•	Align interests—Our compensation program seeks to align the interests of our executive leadership team with those of our shareholders.

Executive Summary

The committee is responsible for the oversight and implementation of executive compensation practices at Stantec. Our practices are different for the chief executive officer and the rest of the executive leadership, as our chief executive officer has an employment contract for a five year term, whereas other members of the executive leadership team have their compensation reviewed on an annual basis. The components of our compensation package for both the chief executive officer and the other named executive officers are a mix of fixed and at-risk measures described in detail below.

Compensation Objectives and Approval Process for Executives other than the CEO

Compensation for Stantec’s executive officers consists of the elements identified in the following table.

Compensation Element	Objective
Base Salaries	To provide a minimum, fixed level of cash compensation for the executive
Performance-Based Cash Compensation	To encourage and reward an executive’s contributions in producing strong financial and operational results and achieving key strategic objectives
Restricted Share Units	To align the interests of the executive with those of our shareholders
Stock Options	To retain the executive over the long term and further align their interests with those of our shareholders
Retirement Plan Contributions	To provide a level of retirement income for the executive commensurate with what all Company employees are offered
Milestone Service Awards	To recognize an executive’s long term commitment to the Company commensurate with how all long term Company employees are recognized

Stantec does not offer any special retirement benefits designed solely for executive officers, nor does it provide “perquisites” or other executive benefits based solely on rank.

Fixed Compensation

Each member of the executive leadership team receives a fixed base salary, the amount of which is determined by the position’s responsibility, the position’s importance to our successes, and industry standards. We determine market ranges based on our knowledge of what our peers and competitors are offering and our expectations regarding the executive leadership team salaries. We view our excellent retention rates for our executive leadership team as proof that this approach works.

Base salaries are intended to provide a fixed level of compensation at the midrange for comparable positions; however, our at-risk incentive plans typically result in higher than market bonuses and share based compensation measures being paid to our executive leadership team, if applicable performance goals are met. When combined, our salary and bonus amounts typically result in above average compensation levels relative to our industry peers. Since our total available bonus pool is based on a formula that is tied to the Company’s profitability, we believe that this mix of fixed and at-risk income provides greater incentive for our executives to achieve strong financial results.

The compensation-setting process for the Company’s executive leadership team for 2011 began in the fall of 2010 with our annual Career Development and Performance Review and the strategic planning and budgeting processes. Current salaries for each member of the executive leadership team were reviewed against an internal assessment by management of the market salaries for similar positions and the individual performance of each executive leadership team member. The chief operating officer was responsible for reviewing and making recommendations with regard to the practice area unit leaders and regional operating unit leaders to the chief executive officer. The chief executive officer assessed the salaries for the chief financial officer and chief operating officer.

The chief executive officer and the chief operating officer determined that in 2011 salaries should generally be maintained at current levels for the executive leadership team, with some modest exceptions to recognize changes in role or increases in responsibility. In 2011, only two members of the executive leadership team experienced a significant change in their roles and responsibility since 2010, and therefore received a corresponding adjustment in salary. The committee reviewed these decisions in light of Stantec’s overall compensation objectives, its financial performance, the findings of the compensation consultant in 2010, and the budget for 2011.

Performance-Based Compensation

The Company’s at-risk pay strategies are designed to reward our executives for the achievement of both short- and long-term strategic objectives that will support our continued success. We believe that annual cash bonuses tied to the achievement of financial and operational performance goals should be combined with equity-based incentives that emphasize the importance of total shareholder return as a key long-term goal.

Cash Bonus

Our annual bonus program provides an opportunity to award competitive bonus compensation that is tied to the executive’s and the Company’s performance. Each individual’s bonus amount is discretionary to a maximum allowable amount, and is typically determined by the chief executive officer. In 2011, the Company recognized a goodwill impairment, which required executive bonuses to be reviewed and approved by the chair of the board of directors and the chair of the Corporate Governance and Compensation Committee.

The bonus program for the executive leadership team mirrors the broad-based plan for all bonus-eligible employees. The total bonus pool available to pay to these employees (including the executive leadership team) is calculated based on a formula approved by the board of directors. The formula is a percentage of Stantec’s annual net income before deductions for the chief executive officer’s bonus, employee performance bonuses, executive bonuses, and taxes calculated without regard for any applicable goodwill impairments but, for greater certainty, after accounting for any impairment of other amortizable intangibles (pre-tax, pre-bonus net income). The net income definition used in this Compensation Discussion and Analysis is a non-IFRS measure, is not specifically defined in IFRS, and is not the same as the “net income” standardized meaning prescribed by IFRS and presented in our 2011 management’s discussion and analysis. This non-IFRS measure may not be comparable to similar measures presented by other companies. The closest comparable IFRS measure is net income.

The percentage of pre-tax, pre-bonus net income allocated to the bonus pool will be 20 percent if Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is between 8 and 12 percent. In cases where Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is less than 8 percent or greater than 12 percent, the bonus pool adjusts proportionately to reflect a smaller or larger percentage of pre-tax, pre-bonus net income being available for bonuses. The total pool includes the bonus amount paid to the chief executive officer under the terms of his employment contract. This formula directly aligns the interests of our bonus-eligible employees with the interests of Stantec and its shareholders by tying each eligible employee’s available bonus amount to the financial performance of the Company. For 2011, the bonus pool represented 20.4 percent of pre-tax, pre-bonus net income, or $35,711,000. Our commitment to delivering a “One Team” focused compensation strategy is strengthened by having one Company-wide bonus pool for all bonus-eligible employees, including our senior vice presidents.

The individual bonuses for our senior executives have maximum amounts of 150 percent of the recipient’s base salary for our regional operating unit leaders and practice area unit leaders, 175 percent of base salary for our chief financial officer, and 200 percent of base salary for our chief operating officer. We balance overall achievement of Company-wide profitability with the results and size of our individual regional and practice area business units. We believe that this contributes to a sense of shared responsibility among our executives to achieve outstanding business results and to support all aspects of meeting our clients’ needs while still rewarding the individual for exemplary performance and holding them accountable to meet their responsibilities throughout the year. As a result, there are some variations in the bonus levels of each member of our executive leadership team that reflect individual achievements in a year.

Once the total available bonus pool for 2011 was determined, the chief operating officer recommended individual bonus amounts for each of the regional operating unit leaders and practice area unit leaders to the chief executive officer, who reviewed and approved the amounts. The chief executive officer also determined a recommended bonus amount for the chief financial officer and chief operating officer. As further described below, only 75 percent of the amount awarded to the executive leadership team is paid in cash, with the remainder paid in restricted share units. However, the total available bonus pool for all eligible employees is reduced by the value of the restricted share units granted.

The process for determining the bonus amounts is ultimately based on the chief executive officer’s assessment of the individual’s contributions and performance and the performance of the business units for which the executive is responsible and Company-wide performance throughout the year. This assessment is conducted as part of our annual Career Development and Performance review process, and involves a detailed review of each person’s contributions and performance, and discussions with the chief operating officer regarding overall corporate performance and individual business unit matters. Each assessment is done on an individual basis, and without reliance on formalized, objective performance metrics that directly determine the amount of compensation an individual is entitled to receive. The committee and management believe that these assessments, together with a maximum allowable bonus amount, result in fair and appropriate bonus amounts taking into account the wide range of performance criteria that are relevant to the Company’s success in any given fiscal year. The chief executive officer provided his recommendations for all executive bonuses to the chair of the board and the chair of the Corporate Governance and Compensation Committee for their review, both of whom reviewed and approved the amounts.

Restricted Share Units

In 2010 the board approved the adoption of a restricted share unit plan for the executive leadership team. The committee and management had determined that in order to achieve an appropriate mix of short- and long-term incentives, a portion of the executive leadership team’s annual bonuses should be paid in a deferred payment method that is tied to our share price.

The Company adopted the restricted share unit plan in order to replace payment of 25 percent of each senior executive’s annual bonus amount in cash with the equivalent amount issued to that executive in restricted share units. Therefore, the number of restricted share units issued to an executive is tied to the same review and approval process described above to determine the amount of the senior executive’s annual cash bonus. Because the restricted share units are intended to replace a portion of the senior executive’s bonus award, Stantec’s total available bonus pool for the year is reduced by the value of the restricted share units granted. In other words, the total available bonus pool is still reduced by the total amount paid to senior executives for cash bonuses and awarded in restricted share units. The restricted share units are issued two weeks following the payment of the annual bonuses to avoid issuance during a blackout period.

Each restricted share unit has the same value as one of our common shares. Restricted share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Restricted share units vest on the second anniversary of the grant date, or earlier in the event of the death of the executive (the release date), upon which the value of the executive’s restricted share units are paid in cash. Each restricted share unit will be valued as the weighted by volume average of the closing market price of our common shares for the last 10 trading days prior to the release date. The executive’s right to receive this payment is forfeited in the event that he is terminated with cause but will be paid if he retires, becomes disabled, or is terminated without cause.

On February 15, 2012, Stantec declared its first quarterly dividend. Concurrent with the adoption of a dividend policy and the declaration of the dividend, the board amended the restricted share unit plan to credit each unit holder with additional restricted share units on account of the payment of dividends. The number of additional restricted share units issued is equal to the aggregate amount of dividends that would have been paid to the unit holder if each unvested restricted share unit granted and held by the unit holder on the record date had been a Stantec common share, divided by the dividend value. The dividend value means, with respect to each share, the volume weighted average closing price of a share on the TSX for the 10 trading days immediately preceding the applicable dividend payment date.

The additional restricted share units issued in respect of dividends will vest by unit holder in the same manner as the restricted share units to which the additional units related. The additional units are treated for all purposes under the restricted share unit plan as if the additional units had been included in the original grant to which they relate. No additional units are credited to any unit holder in relation to restricted share units that were previously forfeited, cancelled or paid out as provided under the restricted share unit plan.

Restricted share units were granted to our executive leadership team on February 28, 2012, on approval by the committee. We have included this disclosure in our Summary of Compensation Table for Named Executive Officers, since even though the grant occurred after the end of the 2011 calendar year, it was tied to 2011 performance.

Long-Term Incentive Compensation

We have an employee share option plan to provide long-term incentive to key employees, including members of the executive leadership team. The employee share option plan is intended to

1.	Align the interests of employees and shareholders
2.	Contribute to the growth of shareholder value
3.	Retain key employees
4.	Encourage key employees to become our shareholders

On January 28, 2011, the board approved two metrics that must be considered in order to determine if the Company should issue options in any given year. First, management must review the prior year’s pre-tax, pre-bonus net income (as defined above). If the pre-tax, pre-bonus net income is 14 percent or higher as a percentage of net revenue, the available pool for issuance should be 1 percent of issued and outstanding shares as of December 31, 2011. If the results are less than 8 percent, no options should be issued. If the range is between 8 percent and 14 percent, a sliding scale determines what percentage of issued shares should be used to determine the total pool. Second, options will only be granted in a year in which Stantec achieved earnings per share (EPS) growth in the previous year. The amount of options is also reduced if the EPS growth was less than 10 percent in the previous year. These metrics ensure that the performance and growth goals of the Company have been met prior to granting options to staff.

After completing this analysis for the year ended December 31, 2011, the committee confirmed that the Company’s pre-tax, pre-bonus net income as a percentage of net revenue was 12.7 percent, and it achieved EPS growth of 8.7 percent since December 31, 2010, permitting a total of 375,500 options to be granted. The committee approved the issuance of a pool of 375,500 options to be awarded to employees. The February 28, 2012 grant was at an exercise price of $29.75, with a three-year equal vesting schedule. This grant was allocated among 127 Stantec employees, including certain senior executives. Mr. DiManno and Mr. W.P. Allen each received a grant of 5,000 options with a grant date fair value of $42,300. Mr. Gomes, Mr. Lefaivre and Mr. R.K. Allen did not receive options in the February 28, 2012 grant. The committee believes that our chief executive officer is appropriately compensated with share-based measures fully described on page 25 of this report, and is therefore not eligible to receive options. Further, the committee believes that our chief financial officer and chief operating officer’s interests are sufficiently aligned with the Company’s long term goals and they are appropriately incented to continue with Stantec due to their past participation in our option plan, and their current participation in the annual bonus and restricted share unit plans. For 2011, the committee and management determined it was appropriate to allocate more of the available options to high-performing employees who have further room for advancement in the organization, and where a long-term retention strategy would be the most effective method to retain and motive them in the future.

Executive leadership team members are granted options to purchase shares on the recommendation of the chief executive officer to the committee. Previous grants of options are a factor taken into account when issuing new options. The decision to award share options in a given year to any member of the executive leadership team other than the chief executive officer is discretionary.

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. For Canadian employees, Stantec offers three retirement plans: a Group Registered Retirement Savings Plan (RRSP), a Registered Employee Stock Purchase Plan (ESPP), and a Non-Registered Employee Stock Purchase Plan. Under the Group RRSP Plan, Stantec matches an employee’s contributions at 100 percent of the first 3 percent of the employee’s base salary. The Group RRSP contributions are invested in the employee’s choice of 18 different investment funds. Under the Registered and Non-Registered ESPPs, employee contributions are used to purchase Stantec shares. Stantec will match employee contributions at 50 percent of the first 4 percent of the employee’s base salary to a maximum of 2 percent of the employee’s base salary.

Stantec’s maximum contribution of 2 percent is applied to both the Registered and Non-Registered ESPPs for a total matching potential of 2 percent of the employee’s base salary.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions to 100 percent on the first 3 percent of the employee’s base salary and to 50 percent on the next 2 percent of base salary. The 401(k) contributions are invested in the employee’s choice of 16 different investment funds. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 1 percent of base salary if the employee contributes 2 percent or more and at 0.5 percent of base salary if the employee contributes 1 percent.

Stantec’s Milestone Service Award Program recognizes and celebrates our employees for their valued contribution and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is subsequently celebrated every five years. All regular full-time and part-time employees are eligible for the Milestone Award providing they have remained in continuous and uninterrupted service with Stantec for the defined number of years. Canadian employees will receive a one-time lump sum contribution to the employee’s Non-Registered ESPP of $500 per five years of service, to a maximum award of $2,000 for 20 years of service and beyond. US/Puerto Rico employees will receive a one-time lump sum contribution, which will be used to purchase Stantec stock under the ESPP in the amount of US$500 per five years of service, to a maximum award of US$2,000 for 20 years of service and beyond.

Compensation for the Chief Executive Officer

Mr. Gomes entered into an employment agreement on May 14, 2009, that governs his employment as chief executive officer. The board and the committee believe that making a five-year commitment to the Company’s chief executive officer with respect to his compensation package sets appropriate long-term expectations for the performance of the chief executive officer for the duration of his expected term. It also provides certainty to the Company of those expectations and encourages continuity of leadership and direction over an appropriate period of time.

Compensation for Mr. Gomes consists of the elements identified in the following table

Compensation Element	Objective

Base Salary	To provide a minimum, fixed level of cash compensation for the chief executive officer
Annual Cash Bonus Tied to Performance Metric	To compensate the chief executive officer based upon the delivery of strong financial and operational results
Deferred Share Units	To align the interests of the chief executive officer with those of our shareholders over the course of his term as chief executive officer
Retirement Plan Contributions	To provide a level of retirement income for the chief executive officer commensurate with what all Company employees are offered
Milestone Service Awards	To recognize the chief executive officer’s long term commitment to the Company commensurate with how all long term Company employees are recognized

Fixed Compensation

Mr. Gomes’s employment agreement provides for a fixed base salary at the same rate for the five-year term of his employment contract. The amount of his fixed salary is intended to provide a base level of compensation at the low end for comparable positions with our peers in industry, as it is the committee and the board’s belief that the proportion of at-risk, performance-based compensation should rise as an employee’s level of responsibility increases. In Mr. Gomes’s case, for 2011, his fixed salary made up approximately 15 percent of his total compensation.

Performance Based Compensation

Cash Bonus

Mr. Gomes’s employment agreement further provides for a cash bonus equal to 1 percent of the annual net income of Stantec before employment performance bonuses, executive bonuses, and taxes. This bonus formula is a transparent and objective measure that directly ties the chief executive officer’s interests to the financial performance of Stantec. The committee believes that pre-tax, pre-bonus net income is an appropriate short-term performance metric for the chief executive officer because consistent delivery of bottom-line profitability year over year will directly contribute to Stantec’s success.

Deferred Share Units

Mr. Gomes is also awarded a quarterly allotment of deferred share units equal to one quarter of his base salary. Each deferred share unit has the same value as one of our common shares; however, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units cannot be exercised until his death, retirement, or termination from Stantec, upon which the value of his earned deferred share units will be paid in cash.

On February 15, 2012, Stantec declared its first quarterly dividend. Concurrent with the adoption of a dividend policy and the declaration of the dividend, the board amended the deferred share units policy to provide that Mr. Gomes shall be credited with additional deferred share units equal to the aggregate amount of dividends that would have been paid to him if the deferred share units granted, but unexercised, held by him on the record date of the dividend had been Stantec common shares on the date which Stantec paid the dividend.

The issuance of deferred share units further aligns Mr. Gomes’s interests with those of our shareholders, since he has a vested interest in the total shareholder return achieved through the duration of his tenure as Stantec’s chief executive officer. Mr. Gomes is not eligible to receive options under our employee share option plan.

Mr. Gomes is also eligible to participate in the Stantec retirement plans and Milestone Service Award Program offered to all Stantec employees, which are further described on page 25 of this circular.

We believe that this mix of fixed and at-risk compensation provides our chief executive officer with a competitive overall compensation package that motivates him to achieve both short-term financial performance and long-term strategic objectives.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning the interests of our executives and our shareholders. As a result, the board of directors adopted share ownership guidelines for certain executive officers, including our named executive officers.

The target ownership levels are expressed as the market value of share holdings as a multiple of the executive’s base salary (as adjusted from time to time).

Position	Target Ownership Level
Chief Executive Officer	3.1 × base salary
Chief Financial Officer	1.1 × base salary
Chief Operating Officer	1.1 × base salary
Regional Operating Unit Leaders	1.1 × base salary[1]
Practice Area Unit Leaders	1.1 × base salary

[1]

Scott Murray, regional operating unit leader, US East, was not a regional operating unit leader until January 1, 2010. Since he was not a member of the executive leadership team in 2009 when Stantec recognized a goodwill impairment, his target ownership level is 1 times base salary.

In 2009, the Company recognized a goodwill impairment charge. The board of directors increased the target ownership levels of each member of the executive leadership team who held such a position with the Company in 2009 by 10 percent of his base salary. The Company recognized a further goodwill impairment charge in 2011. Since 2009, the Company has also implemented its restricted share unit plan for the executive leadership team. It was the sense of the board that the introduction of the restricted share unit program sufficiently further aligned the interests of our executive leadership team with those of our shareholders, and accordingly a further increase to the existing share ownership guidelines was not required in 2011.

The chief executive officer has five years from the date of his appointment or the implementation of the share ownership guidelines to comply. Mr. Gomes exceeded this requirement when he assumed the role of chief executive officer and continues to be compliant with these guidelines. Each of the other aforementioned executive leadership team members is given three years from the implementation of the share ownership guidelines, or three years following appointment, to comply. Each member of the executive leadership team is expected to have at least one-third of his ownership requirements met by the end of year one, two-thirds by the end of year two, and the remaining one-third by the end of year three. Compliance with the guidelines is assessed on a periodic basis throughout the year, and as of March 13, 2012, all the members of the executive leadership team have complied with these requirements.

Stock options and restricted share units are not counted toward the ownership guidelines. The chief executive officer may hold up to one-third of his ownership requirement in deferred share units; however, he currently meets these requirements based on share ownership only, without regard to his deferred share unit holdings. He and the committee review the guidelines on an annual basis and during times of organizational structure changes to ensure that they are accomplishing the goal of aligning the interests of key executives with the interests of shareholders.

Our directors, officers and other corporate insiders are prohibited from “speculating” in securities of the Company (i.e., buying and selling at frequent intervals in the expectation of a rise or fall in the market price of such securities). They are also prohibited from selling securities of the Company short, or buying or selling a call or put option in respect of securities of the Company. Further, unless otherwise determined by the board or the Corporate Governance and Compensation Committee in special circumstances, corporate insiders are not permitted to purchase a forward contract, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, or any similar instruments, that are designed to hedge or offset a decrease in value of equity securities of the Company granted as compensation or held directly or indirectly by the corporate insider.

Risk Management and our Compensation Practices

The board and the committee routinely consider the implications of the risks associated with Stantec’s compensation policies and practices, and the alignment between our compensation practices and prudent risk management for the Company generally. Under its workplan, the committee reviews the Company’s executive compensation practices in November, to ensure any changes they make are included in the following year’s salary review process, and the current year’s bonus and long-term incentive program process. The committee reviews the prior year’s executive compensation again at its February meeting, once bonus numbers, restricted share unit grants and option grants have been determined. They report to the full board on executive compensation annually at the board’s February meeting.

This year, the committee restructured its membership to include Ivor Ruste, chair of the Audit and Risk Committee, and Sue Hartman as chair, who recently served on the Audit and Risk Committee. We believe this overlapping membership and experience will further support our goal that compensation policies and practices be properly aligned with the Company’s oversight of risk management generally. The committee’s role in risk oversight with respect to these policies and practices is to ensure:

1.	Executive compensation expenses are an appropriate percentage of the Company’s revenues;
2.	Performance metrics used to determine the amounts paid do not encourage undue or excessive risk taking;
3.	Time horizons for vesting and payment of deferred compensation are appropriate given the performance metrics used when awarding these types of compensation;
4.	Overall corporate policies provide clear direction to our executives requiring them to comply with our risk management and regulatory compliance requirements; and
5.	The structure of our total executive compensation package recognizes the level of responsibility of the executive and compensates them appropriately, but does not drastically depart from the overall compensation package offered to all employees at Stantec.

Risk Management and Compensation Practices for Executives other than the CEO

Criteria Used to Set Compensation Amounts

Our compensation policies and practices for executives other than the chief executive officer are designed to set objective, measurable parameters around total amounts that the Company will spend on certain types of compensation for its employees, including the executive leadership team, while still leaving a certain amount of discretion with management and the committee to take into account individual personal or business unit achievements or other performance-driven events that occurred throughout the year. This mix of objective and discretionary criteria allows us to manage our compensation spending in a fiscally responsible manner, while still retaining and rewarding key individuals who will drive the success of Stantec in the years to come. An illustration of the mix of objective and discretionary criteria used in our at-risk compensation measures for executives other than the chief executive officer is set out below.

Compensation Practice	Objective Criteria to Determine the Award	Discretionary Criteria to Determine the Award

Annual Cash Bonus and Restricted Share Units

•     Amount of bonus pool available to be paid to all bonus eligible employees is determined by a formula tied to the Company’s pre-tax, pre-bonus net income as a percentage of net revenue

•     Maximum amount of individual bonuses are capped at a percentage of the executive’s base salary

•     Actual amounts paid to each executive are at the discretion of the chief executive officer

•     In years when the Company recognizes a goodwill impairment, amounts are also reviewed and approved by the chair of the board and the chair of the Corporate Governance and Compensation Committee

Stock Options

•     Number of options available to be granted in any year is determined by a formula tied to the Company’s pre-tax, pre-bonus net income as a percentage of net revenue, and the achievement of minimum EPS targets

•     If options are available for issuance, the chief executive officer and the Corporate Governance and Compensation Committee retain the discretion to allocate those options to members of the executive leadership team where appropriate

When setting the objective criteria to determine the amounts available to pay in annual bonuses, and the number of options available for issuance, the board uses the achievement of Company-wide results as its baseline criteria, instead of the results of individual business units. We believe this method focuses our executive leadership team on working together to achieve outstanding results for our clients, our employees and our shareholders. It also discourages individuals from taking inappropriate or excessive risks with respect to their individual business unit, which may prove harmful to the overall organization.

Time-Based Hurdles for Compensation Amounts

The board and the committee have also attached what they believe are appropriate time frames in which the executives will receive the benefit of our various compensation measures. These time-based hurdles ensure that the executives must both meet certain objectives in order to earn the compensation, and payment of a portion of the compensation is deferred for a period of time and tied to our share price, which encourages our executives to recognize the long-term implications of their decisions.

For our annual bonus program, once the bonus amount is determined for the individual, 75 percent of the amount is paid in cash following the end of the year. 25 percent of the amount is issued in restricted share units, which are tied to the Company’s share price and are not paid until two years following the grant date. By ensuring a portion of the bonus amount remains tied to the performance of Stantec’s shares, our executives are discouraged from taking excessive or inappropriate risks that may benefit them in the short-term, but put longer-term shareholder value in jeopardy. Similarly, our stock options also have time-based vesting over a three-year period, which is designed to encourage retention of key employees, and also to discourage excessive or inappropriate risk taking at the time of the grant that would have longer-term impact on the value of the option after it has vested.

Risk Management and Compensation Practices for the CEO

Our compensation policies and practices for the chief executive officer are designed to set objective, measurable parameters around his compensation for a set term. Part of Stantec’s past success has been attributed to having long-term leaders in the role of the chief executive officer who believe in and contribute to the Company’s future prospects. We believe that having a five-year plan in place that sets out Mr. Gomes’s compensation package provides both him and the Company with the certainty needed to ensure his commitment to the Company over that time frame. This commitment mitigates the risks associated with frequent turnover in this key position.

Mr. Gomes receives a bonus equal to 1 percent of our pre-tax, pre-bonus net income, which is a key performance metric for the Company. The Company’s pre-tax, pre-bonus net income for 2011 was $175,387,000. The board and the committee believe that 1 percent is an appropriate amount of bonus compensation given the Company’s historical performance and projected growth. Although the bonus calculation does not provide for a cap on the maximum amount the chief executive officer could receive as a bonus, because the amount of the bonus is tied to the bottom-line performance of the Company, the board and the committee do not believe that the lack of a cap presents a significant risk that the Company will pay excessive amounts in bonus compensation relative to our overall performance in any given year. Rather, the formula allocates a reasonable percentage of the Company’s profits to compensating our chief executive officer.

Given our historical performance and anticipated growth targets, the board is confident that this program will appropriately compensate Mr. Gomes in his role as chief executive officer, both in terms of his total compensation cost to the Company, and relative to the market and our peers. It is a metric that Stantec has used to determine the bonus of our chief executive officer for over a decade, and it has proven to be both effective and appropriate over the long term.

Mr. Gomes also receives deferred share units, and is not eligible to participate in our stock option program. The board and the committee believe that our chief executive officer’s interests should be further tied to increasing total shareholder return over the length of his term. The deferred share units are not exercisable until his death, retirement, or termination from Stantec. By issuing share units instead of options, there is less incentive for the chief executive officer to take undue or excessive risks which could artificially inflate our share value in the short term to meet a certain strike price. The focus instead is on increasing total shareholder return over a significant period of time.

All of these measures encourage behaviors by our chief executive officer that are aligned with the interests of the Company and its shareholders. They discourage the kind of excessive or undue risk taking that is often a by-product of more complex or less transparent performance metrics.

Compensation Reviews

In the summer of 2010, management commissioned a compensation consultant, Towers Watson, to undertake a high-level peer review of the compensation plans of our senior management team to assist management and the committee in determining if our compensation strategy continued to offer fair market value to such employees.

The compensation consultant completed a total compensation analysis that included reviewing the long-term incentive plans of our peers and comparable companies. The peer group selected by management in consultation with the consultant consisted of SNC Lavalin Group Inc.; Genivar Inc.; IBI Group Inc.; AECOM Technology Corporation; CH2M Hill Companies Limited; Fluor Corporation; Jacobs Engineering Group, Inc.; Michael Baker Corporation; Tetra Tech, Inc.; and URS Corporation. Management believes that these companies comprise an appropriate peer group because they are business competitors with which we compete for employees at the executive level.

Historically, our philosophy regarding the compensation of our executive leadership team has been that base compensation should be at the median level of our peers and that our short-term compensation (bonus program) should average in the upper quartile, which would result in our senior executives being well compensated in comparison to our peers. The Towers Watson analysis provided some feedback as to whether this philosophy reflects market conditions.

Our conclusion was that our base compensation and bonus compensation are close to that of our peers; however, a portion of our peers’ compensation is granted through some type of deferred compensation. Thus, to remain competitive with our peers in the industry, management recommended, and the Corporate Governance and Compensation Committee approved, that we move to a compensation plan for the executive leadership team that includes the combination of a base salary, a short-term annual cash bonus, a restricted share unit plan, and a grant of options. As this review was completed in the third quarter of 2010 and most of the findings from the review were implemented in 2011, management and the committee did not consider it necessary to complete an additional review in 2011.

Compensation Consultants

As described above, management retained Towers Watson in August 2010 to provide the following services:

•	Benchmarking of total direct compensation (salary, bonus and long-term incentives) of Stantec information against 10 peer firms
•	Provide an analysis of competitive long-term incentive design practices

The engagement was completed by the end of November 2010. No compensation consultants were retained to assist the board of directors or the committee in determining compensation for any of the Company’s directors or executive officers in 2011.

Towers Watson routinely provides ongoing support to the Company’s employee compensation program by supplying market data on a range of positions by our peers and comparable companies in both Canada and the US. There is no requirement that the board or the committee pre-approve other services that Towers Watson provides to the Company at the request of management. A summary of the fees paid to Towers Watson both with respect to the engagement stated above, and in respect of fees paid to them by Stantec for all other services is set out below.

Fees Paid to Compensation Consultants (Towers Watson)

Financial Year	Executive-Compensation Related Fees	All Other Fees
2010	$49,764	Nil
2011	Nil	$15,563

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2006, against the total return of the S&P/TSX Composite Index and against total named executive officer compensation over the same period.

The Stantec named executive officer compensation line reflects the trend in total compensation of the named executive officers each year assuming a base year of $100. Overall, Stantec’s executive compensation has historically tracked the trend of Stantec’s stock performance over the same period. Generally, the growth in Stantec’s executive compensation has been moderate in comparison to the performance of its stock. 2008 was an anomalous year in that stock performance and executive compensation did not track; however, in 2009, our compensation strategy realigned with the performance of our stock and that trend continued in 2010 and generally through 2011.

The foregoing compensation discussion and analysis was approved by the Corporate Governance and Compensation Committee.

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our chief executive officer and chief financial officer and the next three most highly compensated executive officers, who are, collectively, our named executive officers.

Name and Principal Position	Year	Salary	Long-Term Compensation		Nonequity Incentive Plan Compensation		Pension Value[3]	All Other Compensation	Total Compensation
			Share- Based Awards	Option- Based Awards[1]	Annual Incentive Plan (Bonus)	Long- Term Incentive Plans

R.J. GOMES	2011	$375,005	$375,000[4]	-	$1,753,870	-	$17,452	-	$2,521,327
President &	2010	$375,005	$375,000[4]	-	$1,673,720	-	$18,750	-	$2,442,475
CEO	2009	$346,737	$239,897[4]	-	$1,225,437	-	$17,337	-	$1,829,408

D.J. LEFAIVRE	2011	$299,046	$110,000[5]	$55,000	$330,000	-	$14,952	-	$808,998
Senior Vice	2010	$275,009	$100,026[5]	-	$300,000	-	$13,751	$1,800[6]	$690,586
President &	2009	$274,432	-	-	$300,000	-	$13,751	-	$588,183
CFO

R.K. ALLEN[7]	2011	$370,916	$175,000[5]	-	$525,000	-	$17,415	$11,441[8]	$1,099,772
Senior Vice	2010	$386,366	$162,279[5]	-	$486,817	-	$19,457	$20,195[9]	$1,075,114
President &	2009	$428,254	-	-	$513,900	$38,701[2]	$19,655	-	$1,000,510
COO

V. DIMANNO	2011	$300,008	$96,250[5]	$55,000	$288,750	-	$15,000	$2,250[6]	$757,258
Senior Vice	2010	$300,008	$110,012[5]	-	$330,000	-	$15,000	-	$755,020
President	2009	$300,008	-	-	$475,000	-	$14,539	-	$789,547

W. P. ALLEN	2011	$300,008	$90,750[5]	$55,000	$272,250	-	$15,000	$2,250[6]	$735,258
Senior Vice	2010	$300,007	$100,000[5]	-	$300,000	-	$15,000	-	$715,007
President	2009	$300,008	-	-	$350,000	-	$15,000	-	$677,123

[1]

Options for common shares of Stantec. See below for further information regarding option grants and exercises. No options were granted to any employee of Stantec during the 2009 and 2010 calendar years. The fair values of options disclosed in this table have been estimated at the date of the grant using a Black- Scholes option-pricing model with the following weighted average assumptions: Option Life=7 years, Risk Free Interest Rate=2.63%, Volatility = 37% and Expected Hold Period to Exercise was 5.5 years. The Black-Scholes valuation methodology was used to value Stantec options as management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements and it is a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 Share-based payments used for accounting purposes. Although there were no options with a grant date of 2010, as discussed under Long-Term Incentive Compensation, options were granted in 2011 that are tied to Stantec’s performance in 2010. Mr. Gomes and Mr. R.K. Allen were not issued options in the 2011 grant; however, Mr. Lefaivre, Mr. DiManno, and Mr. W.P. Allen did receive options in the 2011 grant. The grant date fair value of these options appears in this column. Options were granted in 2012 that are tied to Stantec’s performance in 2011. Mr. Gomes, Mr. Lefaivre and Mr. R. K. Allen were not issued options in the 2012 grant; however, Mr. DiManno and Mr. W.P. Allen did receive options in the 2012 grant. The grant date fair value of these options will appear in this column in next year’s circular as follows: R.J. Gomes (nil), D.J. Lefaivre (nil), R.K. Allen (nil), V. DiManno $42,300 and W.P. Allen $42,300.

[2]

Refers to a retention bonus agreement entered into on April 15, 2006 in connection with the acquisition of Dufresne-Henry Inc. (DH). In connection with the acquisition of DH, Mr. R.K. Allen accepted the position of senior vice president, US East regional operating unit leader. In connection with that offer, Mr. R.K. Allen received a three-year retention bonus, which applied to the period of May 1, 2006 to May 1, 2009.

[3]	Represents payments to the executive officer’s registered retirement savings/employee share purchase plan.

[4]

Mr. Gomes was awarded deferred share units as prescribed under his employment agreement with the Company for his role as president and chief executive officer. Further details regarding Mr. Gomes’s employment contract are found on page 34 of this circular.

[5]

Represents the grant date fair value of restricted share units awarded to the executive. The restricted share units were granted on February 28, 2012, at a price of $29.75 per unit. Further details regarding the restricted share unit plan are found on page 23 of this circular. Despite the grant date in 2012, the restricted share units represent 25 percent of short-term incentive compensation (the remaining 75 percent appear in the Annual Incentive Plan (Bonus) column) and are included in 2011 because they are an integral part of the short-term incentive compensation for 2011.

[6]

Represents a payment to the executive officer for a Milestone Service Award. Mr. Lefaivre received recognition for 20 years of service in 2010. Mr. DiManno and Mr. W. P. Allen each received recognition for 25 years of service in 2011.

[7]

Mr. R.K. Allen receives his base salary, bonus, long-term incentive, pension, and other compensation in US dollars. The amounts reflected in the table above are the Canadian dollar equivalents of US compensation based on an average annual currency exchange rate. In 2011, it was $0.9891; in 2010, it was $1.0303; and in 2009, it was $1.142. Mr. R.K. Allen’s salary has remained at a constant rate since 2009 in US dollars.

[8]	Represents a payout to the executive officer of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies.

[9]

Represents a payout to the executive officer of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies ($19,731) as well as a payment to the executive officer for a Milestone Service Award ($464). Mr. Allen received recognition for 5 years of service in 2010.

Outstanding Option-Based and Share-Based Awards

	Option-Based Awards[4]				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options[1]	Number of Shares or Units of Shares That Have Not Been Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[1]
R.J. Gomes	10,000	$20.37	August 18, 2013	$72,000	n/a2	n/a2	$1,013,666
	10,000	$30.61	August 17, 2014
	7,500	$29.40	August 18, 2015
R.K. Allen	10,000	$20.37	August 18, 2013	$72,000	n/a	$329,372[3]	$0
	10,000	$30.61	August 17, 2014
	7,500	$29.40	August 18, 2015
D.J. Lefaivre	5,000	$20.37	August 18, 2013	$36,000	5,000	$205,153[3]	$0
	5,000	$30.61	August 17, 2014
	5,000	$29.40	August 18, 2015
	5,000	$28.65	January 28, 2018
V. DiManno	10,000	$20.37	August 18, 2013	$72,000	5,000	$200,902[3]	$0
	10,000	$30.61	August 17, 2014
	7,500	$29.40	August 18, 2015
	5,000	$28.65	January 28, 2018
W. P. Allen	5,000	$20.37	August 18, 2013	$36,000	5,000	$185,903[3]	$0
	5,000	$30.61	August 17, 2014
	5,000	$29.40	August 18, 2015
	5,000	$28.65	January 28, 2018

[1]	The closing price of Stantec shares of $27.57 as of December 31, 2011, was used for the purpose of calculating the aggregate value.
[2]

Mr. Gomes was awarded deferred share units through his employment contract, the value of which is reflected in the summary compensation table under the column Long-Term Compensation—Share-Based Awards, and the entire 2011 grant vested in 2011.

[3]

Mr. Lefaivre, Mr. R.K. Allen, Mr. DiManno, and Mr. W.P. Allen received restricted share units on February 28, 2012; however, as is further discussed on page 23 of this circular, the restricted share units are related to 2011 executive compensation, since a portion of each executive’s cash bonus was directed toward the issuance of these units. The payout value of the restricted share units will be calculated using the volume weighted average closing price of Stantec’s common shares on the TSX for the 10 trading days immediately preceding the applicable release date. The scheduled release date for these restricted share units is February 28, 2014. Therefore, for the purposes of this disclosure, the current market value of the restricted share units that have not vested was calculated by multiplying the number of restricted share units granted by the February 27, 2012, closing common share price of $29.75.

[4]	The options granted to the named executive officers, and described on page 33 of this circular, were not included in this table this year since such options were not outstanding at December 31, 2011.

Incentive Plan Awards—Value Vested or Earned During the Year

Name	Option-Based Awards—Value Vested During the Year[1]	Share-Based Awards—Value Vested During the Year	Non-equity Incentive Plan Compensation—Value Earned During the Year
R.J. Gomes	$0	$375,000	$1,753,870
R.K. Allen	$0	$0[2]	$525,000
D.J. Lefaivre	$0	$0[2]	$330,000
V. DiManno	$0	$0[2]	$288,750
W.P. Allen	$0	$0[2]	$272,250

[1]	The closing price of Stantec shares on the date on which options vested in 2011 was lower than the exercise price of such options.

[2]

Although Mr. Lefaivre, Mr. R.K. Allen, Mr. DiManno, and Mr. W.P. Allen received restricted share units as part of their 2011 compensation, none of these units have vested. Further details regarding the restricted share unit plan are found on page 23 of this circular.

Executive Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	1,578,300	$26.64	1,523,232[1]

[1]

This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec share option plan (4,487,026), less 1,385,494 Stantec options that have been exercised, less the 1,578,300 Stantec options outstanding as at December 31, 2011.

Terms of the Plan

The following description of the Stantec employee share option plan includes references to the board of directors. This reference is inclusive of the Corporate Governance and Compensation Committee, as the board has delegated its authority, as permitted under the plan. Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the board of directors, including the vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The board of directors establishes the exercise price for options when issued, which in all cases cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option that is, for whatever reason, cancelled or terminated without having been exercised is again available for grant under the employee share option plan.

The maximum number of common shares that may be reserved for issuance to insiders under the employee share option plan is 10 percent of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares that may be issued to insiders under the plan within a one-year period is 10 percent of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one-year period. The maximum number of common shares that may be issued to any one insider under the employee share option plan within a one-year period is 5 percent of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one-year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares that may be reserved for issuance to any one person is 5 percent of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the board of directors will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option he/she holds ceases to be exercisable 30 days after he/she becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution. Following the death of an option holder, his or her legal representative may exercise the options within six months after the date of death but only to the extent that the options were, by their terms, exercisable on the date of death.

Under the employee share option plan, the expiry date of options expiring during a blackout period is automatically extended to 10 business days following the lifting of the blackout. In the event that the term of an option expires within a blackout period or within 3 trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is 10 trading days following the end of the blackout period, and such expiry is not subject to the discretion of the board of directors.

Shareholder approval is required for employee share option plan amendments that concern

1)	Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

2)	A reduction in the exercise price or purchase price of an option (other than for standard antidilution purposes, such as in the case of a share split, a share consolidation, or a stock dividend) held by or benefiting an insider

3)	An increase in the maximum number of common shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time

4)	An extension of the term of an option held by or benefiting an insider

5)	Any change to the definition of “eligible person” in the employee share option plan that would have the potential to broaden or increase insider participation

6)	The addition of any form of financial assistance

7)	Any amendment to a financial assistance provision that is more favorable to participants of the employee share option plan

8)	The addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

9)	The addition of a deferred or restricted share unit or any other provision that results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

10)	Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

The board of directors may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above, including, without limitation, the following:

1)	Amendments of a housekeeping nature

2)	A change to the vesting provisions of an option or the employee share option plan

3)	A change to the termination provisions of an option or the employee share option plan that does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

4)	The addition of a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying securities from the employee share option plan reserve

Employment Contracts

Robert J. Gomes

We have an employment contract with Mr. Gomes. The contract provides Mr. Gomes with a biweekly salary of $14,423 effective January 1, 2012. We will pay Mr. Gomes an annual bonus equal to 1 percent of Stantec’s net income (before employee performance bonuses, executive bonuses, and taxes) for each year of employment (the bonus).

Mr. Gomes receives a quarterly allotment of deferred share units valued at $93,750. Such deferred share units are issued to him on the first day of each fiscal quarter of Stantec, and their value is based on the closing market price of our common shares on the last trading day of the previous fiscal quarter.

If we terminate Mr. Gomes’s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination together with the full-year bonus that would otherwise have been payable to him for the year in which the termination occurs, multiplied by a factor of the number of days in the year prior to the date of his termination divided by 365 or (2) the salary actually earned by him to the date of termination together with $1,000,000. Mr. Gomes will also receive the termination payments if, within six months preceding or two years following a change in control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. A change of control, for the purpose of the employment agreements described in this circular, would occur when a person acquires more than 50 percent of our common shares or when the nominees of a person holding at least 30 percent of our common shares are elected as directors and comprise a majority of the board (a change of control). In all other cases, Mr. Gomes may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Gomes $1,761,081.

Mr. Gomes’s contract also restricts him from competing with Stantec for a period of two years and from soliciting our employees or clients or performing work for our clients for a period of two years following the termination of his employment.

Richard K. Allen

We have an employment contract with Mr. Allen. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Allen’s biweekly salary was set at US$14,423 effective January 1, 2012.

If we terminate Mr. Allen’s employment without cause, we must provide to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of US$300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Allen will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Allen may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Allen US$715,811.

Mr. Allen’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Daniel J. Lefaivre

We have an employment contract with Mr. Lefaivre. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Lefaivre’s biweekly salary was set at $11,538 effective January 1, 2012.

If we terminate Mr. Lefaivre’s employment without cause, we must provide to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Lefaivre will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Lefaivre may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Lefaivre $605,769.

Mr. Lefaivre’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Valentino DiManno

We have an employment contract with Mr. DiManno. The contract provides Mr. DiManno with a biweekly salary and a discretionary annual bonus. Mr. DiManno’s biweekly salary was set at $11,538 effective January 1, 2012.

If we terminate Mr. DiManno’s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. DiManno will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. DiManno may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. DiManno $635,769.

Mr. DiManno’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

W. Paul Allen

We have an employment contract with Mr. Allen. The contract provides Mr. Allen with a biweekly salary and a discretionary annual bonus. Mr. Allen’s biweekly salary was set at $11,538 effective January 1, 2012.

If we terminate Mr. Allen’s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Allen will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Allen may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Allen $605,769.

Mr. Allen’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

ADDITIONAL INFORMATION

CURRENCY

Unless otherwise indicated, the dollar amounts presented in this information circular refer to Canadian dollars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

2012 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 13, 2012, to be considered for inclusion in next year’s management information circular for the purposes of Stantec’s 2012 annual shareholder meeting.

CONTINUOUS DISCLOSURE

Additional information relating to Stantec is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our corporate secretary:

a)	One copy of our annual information form and one copy of documentation containing information referenced by the annual information form

b)	One copy of our comparative financial statements for the most recently completed financial year and the accompanying auditor’s report and one copy of any interim financial statements available after the latest annual financial statements

c)	One copy of our most recent management information circular in respect to the most recent annual shareholder meeting that involved the election of directors

Financial information about our fiscal year ended December 31, 2011, and comparative information for the year ended December 31, 2010, is contained in our financial statements and management’s discussion and analysis, both of which can be found in our 2011 Financial Review.

NORMAL COURSE ISSUER BID

On May 30, 2011, we announced our intention to make a normal course issuer bid starting June 1, 2011, and expiring May 31, 2012. During this period, we are permitted to acquire up to 2,287,592 common shares, being approximately 5 percent of the issued and outstanding common shares at the time of the issuer bid’s announcement. From June 1, 2011, to December 31, 2011, we acquired 394,600 common shares, which were subsequently cancelled.

We believe that, at certain times, the market price of our common shares may not adequately reflect the value of our business and our future business prospects. As a result, we believe that our outstanding common shares may, at such times, represent an attractive investment and an appropriate and desirable use of our available funds. The purchase of our common shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Regardless of the motivation, once purchased, we intend to cancel such shares.

Purchases will be made through the TSX facilities, in accordance with its bylaws, rules, and policies. We will pay the market price for any common shares we acquire.

You may contact us at 10160 – 112 Street, Edmonton AB T5K 2L6 to obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid that we filed with the TSX.

SCHEDULE “A”

This information is available on our website at www.stantec.com or you may contact us for a copy of this material free of charge.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We understand the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. As a Canadian reporting issuer on the TSX and the NYSE, our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-US company, our governance practices are in compliance with the NYSE standards in all significant respects except one, which is described under Compliance with NYSE Standards.

Board of Directors

As of December 31, 2011, our board of directors included nine members, seven of whom were independent. Our board considers a director to be independent only where it has determined that such director has no direct or indirect material relationship with the Company or its subsidiaries. A “material relationship” is defined in National Instrument 52-110 Audit Committees to mean any relationship that could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Our board of directors assesses a director’s independence against this definition through a detailed questionnaire that our directors complete annually or on an as-required basis throughout the year. Our board has determined that Robert J. Bradshaw, Douglas K. Ammerman, David L. Emerson, Delores M. Etter, Susan E. Hartman, Aram H. Keith, and Ivor M. Ruste are independent.

Robert J. Gomes, as president and chief executive officer, is a member of the management of Stantec and is therefore not an independent board of directors’ member. In addition, Anthony P. Franceschini is not considered to be an independent director since he served as president and chief executive officer of the Company until May 14, 2009.

The independent directors meet without management and the nonindependent directors following every board meeting, whether it is a regularly scheduled quarterly meeting or held outside the regular schedule. In 2011, the independent directors met without both management and the nonindependent directors following each of the eight board meetings held in the year.

Aram H. Keith is the chair of our board of directors, a position to which he was first appointed in 2011. Mr. Keith is an independent director. For a description of the role and responsibilities of the chair, see the discussion below under Position Descriptions. Mr. Keith cofounded The Keith Companies, Inc. in 1983 and served as its chief executive officer and board chairman until its acquisition by Stantec in 2005.

Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all board of directors’ and committee meetings during the fiscal year ended 2011, can be found on pages 9 through 13 of this information circular.

Board of Directors’ Mandate

The board is responsible for the stewardship of the Company. In executing this role, the board shall oversee the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Company and is responsible for implementing the board’s strategies, goals, and directions. The board and its members shall act in the best interests of the Company at all times, and the board’s actions shall reflect its responsibility to establish the proper business practices and appropriate ethical standards expected of the Company.

In discharging its stewardship obligations, the board has the following six specific principal responsibilities:

1.	Integrity of the Chief Executive Officer and Other Executive Officers

The board assesses the integrity of the chief executive officer and other executive officers through regular interaction at board and committee meetings and through ongoing interaction. In addition, the board satisfies itself that the chief executive officer and other executive officers are creating a culture of integrity throughout the Company by reviewing annually with the chief executive officer and other executive officers the policies and procedures that are in place to create such a culture.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the board to ensure that the Company has appropriate short- and long-term goals and has implemented a strategic planning process. In identifying and adopting short- and long-term goals and a strategic planning process, the board shall look to the management of the Company, particularly to the chief executive officer, for leadership. In addition to ensuring that a strategic planning process is in place, the board should assist in the process by maintaining open communication lines with management both directly and through the chief executive officer, providing objectivity to plans, and adding its collective experienced judgment. Finally, the board must approve the Company’s strategies as they evolve and may change. In this context, the board must be responsible for monitoring management’s success in implementing and modifying its strategies, as may be required.

3.	Managing Risks and Protecting Shareholder Value

The board shall be responsible for ensuring that proper procedures are established for the protection of shareholder value. The board is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions, and divestitures.

Members of the board are responsible for and expected to understand the principal risks associated with the Company’s business. In this regard, the board must rely on the management of the Company to identify and monitor risks on a day-to-day basis; however, the board must ensure that there are adequate systems in place that effectively monitor and manage the risks of the business to ensure the Company’s long-term viability. It is acknowledged and understood that all business decisions involve balancing risks with rewards and benefits, and, hence, any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing, and Monitoring Senior Management (Succession Planning)

The board implements its corporate strategies and resolutions through delegation to management. In turn, management must inform and communicate properly with the board and in accordance with the board’s stated goals and objectives. As a result, the board must ensure that it has retained a management of appropriate caliber, particularly in the role of chief executive officer. The board must implement systems to assess the performance of its senior management, particularly that of the chief executive officer, against the objectives it has established. To the extent that there are mechanisms that may assist the appointment, development, and assessment of management, the board should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The board shall ensure that the Company has a policy in place to enable it to communicate effectively with shareholders, other stakeholders, and the public in general, including the capital markets. The Company’s communications policy must effectively relate its operations to shareholders and should facilitate open communication with shareholders. The chief executive officer will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The board shall ensure that there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law. In particular, the board will ensure that the Company has (a) an audit system and internal controls that verify the integrity of financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls, and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.

The board of directors at large is responsible for its approach to corporate governance issues. In considering these issues, and in assessing the effectiveness of the board of directors and its committees and the contribution of each individual director, the board of directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.

Position Descriptions

The board has developed written position descriptions for the chief executive officer, board chair, chair of the Corporate Governance and Compensation Committee, and chair of the Audit and Risk Committee. A copy of these position descriptions can be found in our Corporate Governance Guidelines, which are available on www.stantec.com. These descriptions are reviewed on an annual basis by the Corporate Governance and Compensation Committee and updated as required.

Nomination of Directors

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for identifying and recommending to the board suitable director candidates. As part of the process, the committee considers the competencies and skills of the board as a whole, assesses the skill sets of current board members, and identifies any additional skill sets deemed to be beneficial in light of the opportunities and risks facing the Company. The committee maintains an up-to-date skills matrix of the board of directors to assist in this process (see page 14 of this circular for a copy of the current skills matrix, and how it was used to identify the two new board members who were appointed during 2011). The committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of integrity and accountability, the ability to think strategically, financial literacy, relevant industry experience, excellent communication skills, and the ability to work effectively in a team. The successful candidate also has the availability to attend all meetings and come prepared to make an informed and productive contribution to the board.

Orientation

The board is to ensure that all new directors receive a comprehensive orientation to help them understand the role of the board and its committees, their individual roles and expectations, and the nature of the Company’s business. The Corporate Governance and Compensation Committee is responsible for implementing and maintaining the orientation program for all new directors. This year, Stantec introduced two new members to its board. The new members received a comprehensive orientation manual that included, among other things, the following:

•	Our corporate bylaws and all board-approved Company policies, which include our Code of Ethics, Insider Trading and Prohibition, and Conflict of Interest policies
•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities
•	Terms of reference for each board committee
•	Biographies of all board members and members of management who interact with the board on a regular basis, including the Company’s senior management team
•	Copies of the previous year’s meeting minutes, annual materials, and strategic plan
•	An overview of the Company’s services and business model

Board members who joined a committee received copies of the previous year’s committee meeting minutes, committee work plans, and other material the chair of the committee deemed appropriate.

Our new board members were required to meet with members of management during a full-day orientation session at our head office prior to their first board meeting. They met with the chief executive officer, chief financial officer, director of our Internal Audit and SOX group, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies as well as their legal duties and obligations as directors of Stantec. They also met with the chair of the board of directors and other directors as appropriate to learn about their role on the board and to ask questions about the expectations of board members at Stantec.

The Corporate Governance and Compensation Committee reviews the orientation program regularly in connection with new appointments.

Continuing Education

The Corporate Governance and Compensation Committee is responsible for ensuring that an appropriate director continuing education program is in place on an as-required basis. If a need for either internal or external training arises during the year, the Committee arranges with management for that training to take place. In the absence of such need, each director assumes responsibility for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing them with updates on developments in various geographic areas in which the Company is active, communication from the chief executive officer to employees, and such other information that management considers to be of interest to the board.

In 2011, the board received various presentations from management throughout the year. The chief executive officer routinely informed the board about strategic changes in our industry. In 2011, the September board meeting was held in Vancouver, British Columbia and the November board meeting was held in Phoenix, Arizona. The board was given the opportunity to tour one of our Vancouver offices as well as the office in Phoenix. Board members attended in person presentations from members of Stantec’s management team on our Major Projects initiatives, and our US East operations and opportunities. The board was also given the opportunity to attend the online ethics training modules that were given as mandatory training requirements to all Stantec staff during the year.

Continuing Education Events

Presentation	Presenter(s)	Attendance
Strategic Planning Session • Management Presentations regarding Strategic Plan 2012 • Tour of Vancouver Office	All Senior Vice Presidents Bjorn Morisbak, VP Acquisitions and Strategic Planning	100% of board members
Tour of Phoenix Office	Bob Gomes, Chief Executive Officer	8 out of 9 board members *
Stantec’s Major Projects Program	Steve Fleck, VP Major Projects	100% of board members
US East Operations	Scott Murray, SVP and Regional Operating Unit Leader, US East	100% of board members
Ethics and Code of Conduct Online Training Course	Developed for Stantec by ELT Incorporated	8 out of 9 board members **

*	Delores Etter attended the board meetings via conference call and was unable to attend the in-person tour.
**	David Emerson did not participate in the online training course.

Ethical Business Conduct

The board of directors has adopted a comprehensive code of business conduct and ethics, which provides a framework for directors, officers, and employees for the conduct and ethical decision-making that is integral to their work. The Company requires that all officers and employees annually certify that they have read and understand the code. The code is reviewed at least annually by the Corporate Governance and Compensation Committee to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the board of directors for approval. The code is available on our website at www.stantec.com and on SEDAR at www.sedar.com. You may also contact us for a copy of the code free of charge.

The board of directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Stantec. Our Integrity policy sets out our procedures for reporting and investigating observations or concerns raised by employees or officers of the Company. The Integrity policy is available at www.stantec.com. We monitor compliance with our code through our integrity hotline. The integrity hotline allows officers or employees to report concerns regarding breaches of our code in writing, over the telephone, by mail, or by email. All complaints are treated as confidential, and requests to maintain anonymity are respected to the extent possible. The integrity hotline is monitored by Stantec’s general counsel.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee upon receipt. A quarterly report is presented to the Audit and Risk Committee summarizing the status of any active investigations of complaints and the resolution of all complaints made through the integrity hotline.

The board of directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any board of directors’ meeting a director or executive officer has a material interest in a matter being considered, such director or officer will not be present for discussions relating to the matter and will not participate in any vote on the matter.

Assessments

The Corporate Governance and Compensation Committee is responsible for reporting annually to the board an assessment of the board’s performance. This assessment is of the board’s contribution and performance as a whole as well as of the performance of individual board members. The committee specifically reviews areas in which the board believes that a better contribution could be made by its members. The purpose of the assessment is to increase the effectiveness of the board as a whole as well as the effectiveness of individual board members.

The board assessment is conducted annually by way of a detailed confidential survey developed by the Corporate Governance and Compensation Committee. The survey is sent to all board members, the chief financial officer, the chief operating officer, and the secretary and general counsel. The survey asks for quantitative ratings and a subjective assessment by each participant in the following areas:

•	Board organization and structure
•	Meeting administration
•	Board governance
•	Selection of and relationship with management
•	Effective discharge of duties by the board and its committees
•	The Company’s strategic determination
•	Board policies and procedures
•	Communication with stakeholders
•	Meeting of legal requirements
•	Individual member performance, including both a peer review and a self-assessment component

Completed board surveys are submitted to senior counsel at the end of October. Senior counsel prepares a summary report (without identifying names) and presents it to the committee for discussion at its November quarterly meeting. The responses are kept confidential to allow the participants to be candid in their assessments. The committee’s report and recommendations, as well as the complete and confidential results of the survey are presented to and discussed by the full board at its November quarterly meeting. All board members have an opportunity to address any concerns they might have during the meeting or confidentially with either the chair of the Corporate Governance and Compensation Committee or the chair of the board of directors.

In addition to the board assessment, both the Audit and Risk Committee and the Corporate Governance and Compensation Committee conduct annual self-assessments following the same time line as noted above for the board evaluations.

The board is also responsible for conducting an annual assessment of the chief executive officer against his performance of his agreed upon annual objectives. The committee further reviews and assesses the chief executive officer’s performance quarterly.

Communication Policy

The Company is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in significantly affecting the price or value of the Company’s stock. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities commissions.

The Company has established a Disclosure Committee to support the chief executive officer and chief financial officer in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee will meet prior to the release of the Company’s regular quarterly and annual disclosure documents. The committee will also meet as required to review and evaluate other disclosures and potential disclosures or upon the request of the chief executive officer or chief financial officer.

Compliance with NYSE Standards

As a foreign private issuer listed on the NYSE, we are generally entitled to follow Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences are summarized below:

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Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter: (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX- specified types of amendments). Stock purchase plans in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.

Stantec

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